UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of August 2022

Commission File Number: 001-38304

DOGNESS (INTERNATIONAL) CORPORATION

(Registrant’s name)

No. 16 N. Dongke Road
Tongsha Industrial Zone

Dongguan, Guangdong
People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Explanatory Note:

Changes in Registrant’s Certifying Accountant

On July 13, 2022, the Company’s Audit Committee and Board of Directors approved the proposed appointment of Audit Alliance LLP (“Audit Alliance”) as the Company’s independent registered public accounting firm, dismissing the Company’s previous independent public accounting firm, Prager Metis CPAs, LLC (“Prager Metis”), on the same date.

Prager Metis served as the Company’s independent public accounting firm for the year ended June 30, 2021. During the Company’s fiscal year ended June 30, 2021 through the dismissal of Prager Metis on July 13, 2022, there were no disagreements between the Company and Prager Metis on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Prager Metis, would have caused it to make reference to the subject matter of the disagreements in connection with its report on the Company’s consolidated financial statements for such period. In addition, Prager Metis’s reports on the financial statements as of and for the year ended June 30, 2021 did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principles. During the Company’s years ended June 30, 2021 through the dismissal of Prager Metis on July 13, 2022, there were no “reportable events” as that term is defined in Item 16F(a)(1)(v) of Form 20-F.

During the two most recent fiscal years ended June 30, 2020 and 2021 and any subsequent interim period prior to engaging Audit Alliance, neither the Company nor anyone on its behalf consulted Audit Alliance regarding either (i) the application of accounting principles to any proposed or completed transaction, or the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Audit Alliance concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 16F(a)(1)(iv) of Form 20-F and the related instructions to Item 16F of Form 20-F) or a reportable event.

The Company has provided Prager Metis with a copy of the disclosures the Company is making in this Current Report on Form 6-K and has filing as Exhibit 99.1 the letter from Prager Metis stating that Prager Metis agrees or has no basis to agree or disagree with the disclosures made herein.

Exhibits.

99.1	Letter from Prager Metis CPAs, LLC dated August 2, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dogness (International) Corporation

Date: August 2, 2022	By:	/s/ Silong Chen
	Name:	Silong Chen
	Title:	Chief Executive Officer
(Principal Executive Officer) and
Duly Authorized Officer